82-2996





COMMANDER RESOURCES LTD.



# INTERIM REPORT



For the
Three Months Ended
March 31, 2004

dlo 6/22

510 – 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Tel: (604) 685-5254
Fax: (604) 685-2814
Website: www.commanderresources.com

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Three Months Ended

March 31, 2003

(Financial Statements Not Reviewed By An Auditor)

COMMANDER RESOURCES LTD.

**Balance Sheets**
(Not Reviewed by an Auditor)

| | March 31, 2004 | December 31, 2003 (Audited) |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 1,383,520 | $ - |
| Cash, exploration funds (Note 12) | 1,800,610 | 1,893,328 |
| Marketable securities (Note 3) | 893,353 | 928,353 |
| Accounts receivable | 39,888 | 171,766 |
| Due from related parties (Note 8) | 22,771 | 35,134 |
| Prepaid expenses | 112,607 | 21,280 |
| Bid deposits (Note 4) | - | 330,642 |
| | 4,252,749 | 3,380,503 |
| Mineral properties (Note 5) | 5,204,513 | 5,063,785 |
| Property, plant and equipment (Note 6) | 52,746 | 27,421 |
| | $ 9,510,008 | $ 8,471,709 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Cheques in excess of funds on deposit | $ - | $ 67,750 |
| Accounts payable and accrued liabilities | 80,133 | 46,300 |
| | 80,133 | 114,050 |
| *Future income taxes* | 520,447 | 553,455 |
| | 600,580 | 667,505 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 7) | 20,973,352 | 19,630,960 |
| Contributed surplus | 9,449 | 9,449 |
| Stock-based Compensation (Note 7 (d)) | 279,621 | 149,431 |
| Deficit | (12,352,994) | (11,985,636) |
| | 8,909,428 | 7,804,204 |
| | $ 9,510,008 | $ 8,471,709 |

Nature of Operations and Going Concern (Note 1)
Commitment (Note 9)
Subsequent Events (Note 13)

Approved by the Directors: *"Kenneth E. Leigh"* Kenneth E. Leigh — *"William J. Coulter"* William J. Coulter

COMMANDER RESOURCES LTD.

**Statements of Operations and Deficit**
(Not Reviewed by an Auditor)

| | For the Three Months Ended | |
|---|---|---|
| | March 31, 2004 | March 31, 2003 |
| **Revenue** | | |
| Production interest | $ 19,250 | $ 76,565 |
| Mineral property transactions | 228 | - |
| | 19,478 | 76,565 |
| **General and administrative expenses** | | |
| Audit and accounting | 15,120 | 11,543 |
| Amortization | 3,423 | 973 |
| Annual report and meeting | 6,727 | 926 |
| Consultants | 11,450 | 6,969 |
| Investor relations and promotion | 59,751 | 17,274 |
| Legal | 3,898 | 571 |
| Office and miscellaneous | 23,631 | 17,239 |
| Regulatory fees | 9,149 | 2,185 |
| Rent | 5,344 | 11,988 |
| Salaries and benefits | 103,202 | 50,477 |
| Stock-based compensation | 166,885 | - |
| Telephone | 789 | 1,193 |
| Transfer agent | 4,161 | 3,640 |
| | 413,530 | 124,978 |
| **Loss before the undernoted** | (394,052) | (48,413) |
| Investment income | 8,273 | 11,319 |
| Property investigation | (587) | (3,110) |
| Gain (loss) on sale of marketable securities | (14,000) | 2,854 |
| **Loss before taxes** | (400,366) | (37,350) |
| **Future income taxes** | 33,008 | - |
| **Loss for the period** | (367,358) | (37,350) |
| **Deficit, beginning of period** | (11,985,636) | (9,349,070) |
| **Deficit, end of period** | $ (12,352,994) | $ (9,386,420) |
| **Basic and diluted loss per share** | $ (0.02) | $ (0.00) |
| **Weighted average number of shares outstanding** | 22,890,063 | 17,537,349 |

COMMANDER RESOURCES LTD.

**Statements of Cash Flows**
(Not Reviewed by an Auditor)

| | For the Three Months Ended | |
|---|---|---|
| | **March 31, 2004** | **March 31, 2003** |
| **Cash provided from (used for):** | | |
| **Operating activities** | | |
| Loss for the period | $ (367,358) | $ (37,350) |
| Items not involving cash: | | |
| Amortization | 3,423 | 973 |
| Gain (loss) on sale of marketable securities | 14,000 | (2,854) |
| Stock-based compensation | 166,885 | - |
| Future income taxes | (33,008) | - |
| | (216,058) | (39,231) |
| Net change in non-cash working capital items | | |
| Cash, exploration funds | 92,718 | - |
| Accounts receivable | 131,878 | 143,819 |
| Due from related parties | 12,363 | (30,600) |
| Prepaid expenses | (91,327) | (1,231) |
| Bid deposits | 330,642 | - |
| Accounts payable and accrued liabilities | 26,691 | 1,610 |
| | 286,907 | 74,367 |
| **Investing activities** | | |
| Proceeds from sale of marketable securities | 21,000 | 7,076 |
| Purchase of marketable securities | - | (39,000) |
| Note receivable | - | (3,058) |
| Mineral property acquisition and exploration costs | (127,928) | (47,742) |
| Accounts payable and accrued liabilities related to mineral properties | 7,141 | (253,114) |
| Purchase of equipment | (28,748) | - |
| | (128,535) | (335,838) |
| **Financing activities** | | |
| Shares issued for cash, net of issue costs | 1,292,898 | 92,000 |
| **Increase (decrease) in cash and cash Equivalents** | 1,451,270 | (169,471) |
| **Cash and cash equivalents, beginning of period** | (67,750) | 1,343,690 |
| **Cash and cash equivalents, end of period** | $ 1,383,520 | $ 1,174,219 |

Cash and cash equivalents is defined to include cash and cash equivalents less cheques in excess of funds on deposit.

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.

**Notes to Financial Statements**
March 31, 2004
(Not Reviewed by an Auditor)

## 1. Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves,
- the ability of the Company to obtain financing to complete development, and
- future profitable production from the properties or proceeds from disposition.

At March 31, 2004, the Company had incurred a deficit of $12,352,994 and had working capital of $4,172,616, which is sufficient to achieve the Company's planned business objectives for fiscal 2004. However, the Company may require additional financing, if the Company elects to expand it's current 2004 exploration programs and/or property commitments.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. Significant Accounting Policies

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

### (b) Basis of presentation

The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financials statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2003.

### (c) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

COMMANDER RESOURCES LTD.

**Notes to Financial Statements**
March 31, 2004
(Not Reviewed by an Auditor)

## 3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. During the quarter, marketable securities were written down by $Nil. The quoted market value of marketable securities at March 31, 2004 was $2,087,035.

*Included in marketable securities are 167,647 common shares of* Fjordland Exploration Inc., a company related by virtue of a common director and 1,720,000 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

## 4. Bid Deposits

In the prior fiscal year, the Company filed two applications with the Mining Recorder's Office for prospecting permits in Nunavut and was required to provide a cash deposit of $330,642. The Company elected to withdraw the applications and received a refund of the deposit less the application fee.

## 5. Mineral Properties

At March 31, 2004, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2003 | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |
| Additions during the year: | | | | | | | | | |
| Acquisition costs: | - | - | - | - | 7,143 | - | - | 12,800 | 19,943 |
| Exploration costs: | | | | | | | | | |
| Administration | - | 137 | - | - | - | - | - | - | 137 |
| Drilling | - | - | - | - | - | - | - | 200 | 200 |
| Geology | 2,957 | 1,080 | 3,074 | 1,254 | 40,523 | 11,503 | 15,751 | 8,585 | 84,727 |
| Permitting | - | - | - | - | 2,482 | - | - | - | 2,482 |
| Property | - | 150 | - | - | 184 | 32,689 | - | 704 | 33,727 |
| Trenching | - | - | - | - | 3,094 | 750 | - | - | 3,844 |
| | 2,957 | 1,367 | 3,074 | 1,254 | 46,283 | 44,942 | 15,751 | 9,489 | 125,117 |
| Less: | | | | | | | | | |
| Recoveries | - | - | (2,282) | - | - | - | - | (2,050) | (4,332) |
| Net additions | 2,957 | 1,367 | 792 | 1,254 | 53,426 | 44,942 | 15,751 | 20,239 | 140,728 |
| Balance at March 31, 2004 | $ 1,139,217 | $ 601,364 | $ 110,413 | $ 58,144 | $ 346,811 | $ 171,422 | $ 116,534 | $ 2,660,608 | $ 5,204,513 |

**5. Mineral Properties** (continued)

**(a) Sarah Lake Joint Venture, Labrador**

The Company owns a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. An option was granted to Falconbridge Limited ("Falconbridge") in 2001, requiring Falconbridge to incur $4,000,000 in exploration expenditures by 2006 to earn a 50% joint venture interest. Subsequent to the period, on April 16th, 2004, Donner Minerals, the operator of the joint venture, informed the Company that Falconbridge had elected to terminate the option.

**(b) Green Bay, Newfoundland**

The Company holds a 100% interest in the Green Bay property. In the prior fiscal year, the Company sold four claim blocks within the Green Bay property (mineral exploration license 4870) to Richmont Mines Inc. ("Richmont"). In consideration, Richmont shall pay to the Company a royalty of $25 for each ounce of gold produced from license 4870.

**(c) Adlatok 1, Labrador**

The Company owns a 59.5% interest in the Adlatok 1 property.

**(d) Sally, Labrador**

The Company owns a 100% interest in the Sally property.

**(e) Qimmiq, Nunavut**

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

**(f) Dewar Lake, Nunavut**

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. Under the option agreement, the Company may earn a 100% interest in BHP Billiton's exploration rights and interest by incurring $200,000 in expenditures on the property by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

**5. Mineral Properties** (continued)

**(g) Bravo Lake, Nunavut**

The Company has an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.

**(h) Big Hill, Newfoundland**

In February, 2004 the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash, issue an aggregate of 200,000 common shares over four years (20,000 shares issued) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

5. **Mineral Properties** (continued)

(i) **Other Properties**

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at March 31, 2004 are as follows:

| | | 2004 |
|---|---|---|
| British Columbia | | |
| Abe & Pal | $ | 25,080 |
| Tam | | 60,021 |
| New Brunswick | | |
| Rio | | 855,947 |
| Stewart | | 425,552 |
| Nunavut | | |
| Talik | | 24,812 |
| Newfoundland and Labrador | | |
| Big Hill | | 48,078 |
| Sadie | | 980 |
| Ontario | | |
| Dorothy | | 25,732 |
| Matheson | | 14,185 |
| McVean | | 8,558 |
| Sabin | | 79,826 |
| Quebec | | |
| Despinassy | | 104,835 |
| Yukon | | |
| Olympic, Rob | | 986,673 |
| Rein | | 329 |
| | $ | 2,660,608 |

6. **Property, Plant and Equipment**

| | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Furniture and fixtures | $ 55,074 | $ 46,029 | $ 9,045 |
| Computer equipment | 108,575 | 85,477 | 23,098 |
| Leasehold improvements | 21,499 | 896 | 20,603 |
| | $ 185,148 | $ 132,402 | $ 52,746 |

## 7. Share Capital

### (a) Authorized:

100,000,000 common shares without par value.

### (b) Issued and outstanding common shares

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2003 | 21,623,730 | $ 19,630,960 |
| Issued for cash: | | |
| Exercise of warrants | 2,388,888 | 1,206,388 |
| Issued for cash and other consideration: | | |
| Exercise of options, for cash | 390,499 | 86,510 |
| Exercise of options, stock-based compensation | | 36,694 |
| For mineral property | 20,000 | 12,800 |
| Balance, March 31, 2004 | 24,423,117 | $ 20,973,352 |

### (c) Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for the purchase of up to 2,766,666 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. At March 31, 2004, the Company had stock options outstanding for the purchase of 2,036,333 common shares with an average remaining contractual life of 4.11 years, of which 1,461,333 stock options are exercisable at March 31, 2004.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2003 | 1,676,832 | $0.22 |
| Granted | 750,000 | $0.54 |
| Exercised | (390,499) | $0.22 |
| Outstanding at March 31, 2004 | 2,036,333 | $0.35 |

**7. Share Capital** (continued)

The following summarizes information about stock options outstanding at March 31, 2004:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 45,665 | $0.23 | December 14, 2004 |
| 179,332 | $0.23 | September 11, 2006 |
| 29,999 | $0.23 | January 10, 2007 |
| 50,000 | $0.17 | December 19, 2007 |
| 574,671 | $0.20 | January 23, 2008 |
| 316,666 | $0.26 | August 20, 2008 |
| 15,000 | $0.45 | September 10, 2008 |
| 75,000 | $0.50 | December 18, 2008 |
| 700,000 | $0.53 | January 21, 2009 |
| 50,000 | $0.64 | February 19, 2009 |
| 2,036,333 | | |

**(d) Stock-Based Compensation**

In the fourth quarter of fiscal 2003, the Company adopted the CICA released amendments to Section 3870, "Stock Based Compensation and Other Stock-based Payments," which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Prior to the adoption, the Company disclosed the effects of accounting for stock-based compensation only to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note. In the prior year, the pro-forma disclosed stock-based compensation expense for the three months ended March 31, 2003 was $113,911.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at March 31, 2004:

| | |
|---|---|
| Risk-free interest rate | 2.80% |
| Expected dividend yield | - |
| Expected stock price volatility | 104.72% |
| Expected option life in years | 3.30 |

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

7. **Share Capital** (continued)

(e) **Warrants**

The following summarizes information about warrants outstanding at March 31, 2004:

| Exercise Price | Expiry Date | Outstanding at December 31, 2003 | Issued | Exercised | Expired | Outstanding at March 31, 2004 |
|---|---|---|---|---|---|---|
| $0.505 | February 28, 2004 | 2,388,888 | - | 2,388,888 | - | - |
| $0.70 | December 2, 2004 | 1,865,000 | - | - | - | 1,865,000 |
| $0.70 | December 2, 2004 | 23,800 | - | - | - | 23,800 |
| $0.70 | December 10, 2004 | 1,635,000 | - | - | - | 1,635,000 |
| $0.70 | December 10, 2004 | 54,600 | - | - | - | 54,600 |
| | | 5,967,288 | - | 2,388,888 | - | 3,578,400 |

(f) **Agents' Options**

The following summarizes information about Agent's Options outstanding at March 31, 2004:

| Exercise Price | Expiry Date | Outstanding at December 31, 2003 | Issued | Exercised | Expired | Outstanding at March 31, 2004 |
|---|---|---|---|---|---|---|
| $0.70 | December 2, 2004 | 119,500 | - | - | - | 119,500 |
| $0.70 | December 10, 2004 | 77,700 | - | - | - | 77,700 |
| | | 197,200 | - | - | - | 197,200 |

8. **Related Party Transactions**

In addition to the marketable securities disclosed in Note 3, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $22,771 owed by those companies for shared administrative expenses.

(b) The Company paid or accrued legal fees in the aggregate of $537 to a personal law corporation owned by an officer of the Company.

9. **Commitment**

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The Company moved into the premises on March 1, 2004. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual rental payments under this arrangement is approximately $66,000.

**10. Segmented Information**

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period were derived from a production interest, which was earned in Canada.

**11. Supplemental Cash Flow Information**

| Significant non-cash operating, investing and financing activities: | | |
|---|---|---|
| Investing activities: | | |
| Shares issued for mineral property | $ | 12,800 |
| Investing activities: | | |
| Stock-based compensation | $ | 36,694 |
| Other cash flow information: | | |
| Interest received | $ | 3,407 |

**12. Income Taxes**

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2003 and which are held in trust for such expenditures. As at March 31, 2004 the amount of flow-through proceeds remaining to be expended is $1,800,610.

**13. Subsequent Events**

**(a)** On April 26, 2004, the Company reported that Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. (Alto ventures") for Cameco's 70% interest in the Project. The Company waived it's right of first refusal under the Joint Venture in consideration for the following:

- 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share;
- Alto Ventures shall carry the Company's 30% Joint Venture obligations to a maximum of $150,000; and
- the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

**13. Subsequent Events** (continued)

**(b)** On May 19, 2004, the Company granted 808,000 stock options to directors, officers, employees and consultants of the Company under its stock option plan. The options are exercisable for five years at $0.56 per share and are subject to the policies of the TSX Venture Exchange.

On May 27, 2004, the Company granted 10,000 stock options to an employee of the Company under its stock option plan. The options are exercisable for five years at $0.62 per share and are subject to the policies of the TSX Venture Exchange.

**(c)** Subsequent to March 31, 2004, the Company issued 10,000 common shares for proceeds of $4,500 pursuant to the exercise of stock options.

**Description of Business and Report Date**

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island and in Labrador. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the quarter ended March 31, 2004 which were not reviewed by an Auditor.

This interim Management Discussion and Analysis ("MD&A") is an update to the Company's annual MD&A for the year ended December 31, 2003. The information in this interim MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this interim MD&A, May 28th, 2004 (the "Report Date").

**Highlights for 2004**

- On January 22nd, the Company reported the hiring of Kenneth Leigh as the new President.
- On February 17th, the Company reported the acquisition of four exploration permits totalling 157,000 acres on Baffin Island.
- On April 14th, a Board Resolution was passed appointing Kenneth Leigh as CEO of the Company. William Coulter remains Chairman of the Board.
- On April 16th, Donner Minerals notified the Company that Falconbridge was terminating its option on the South Voiseys Bay Joint Venture in which the Company has a 48% interest.
- On April 26th, the Company entered into an agreement with Alto Ventures Ltd. whereby the Company agreed to waive its First Right of Refusal for Cameco's 70% interest in the Despinassy Gold Property, Quebec. In return, Alto Ventures agreed to provide the Company with 100,000 treasury shares of Alto Ventures and to carry the Company's 30% interest in the Property for $150,000 in expenditures or 2 years.
- On May 18th, the Company reported that a strong geophysical conductor was identified on each of the Sally and Adlatok 1 properties In Labrador.
- Exploration work on the Baffin Island Project commenced during the last week of May, including diamond drilling, airborne geophysical surveying and ground geophysics.
- Throughout the quarter, the Company raised $1.293 million through the exercise of warrants and stock options.

Management continues to seek quality partners for the Company's large portfolio of copper-gold, gold and base metal properties. On April 26th, 2004, the Company reported that Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy Gold Project in Quebec, entered into an Option to Purchase Agreement with Junior explorer Alto Ventures Ltd. (Alto Ventures") providing Alto Ventures the right to purchase Cameco's 70% interest in the

Project. In a separate agreement with Alto Ventures, the Company waived it's right of first refusal under the Joint Venture in consideration for the following:

- 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share;
- Alto Ventures shall carry the Company's 30% Joint Venture obligations to a maximum of $150,000; and
- the Company retains the right of first refusal and existing royalty provisions under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

At March 31, 2004, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties to March 31, 2004 are tabulated and discussed in more detail below.

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2003 | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |
| Additions during the year: | | | | | | | | | |
| Acquisition costs: | - | - | - | - | 7,143 | - | - | 12,800 | 19,943 |
| Exploration costs: | | | | | | | | | |
| *Administration* | - | 137 | - | - | - | - | - | - | 137 |
| Drilling | - | - | - | - | - | - | - | 200 | 200 |
| Geology | 2,957 | 1,080 | 3,074 | 1,254 | 40,523 | 11,503 | 15,751 | 8,585 | 84,727 |
| Permitting | - | - | - | - | 2,482 | - | - | - | 2,482 |
| Property | - | 150 | - | - | 184 | 32,689 | - | 704 | 33,727 |
| Trenching | - | - | - | - | 3,094 | 750 | - | - | 3,844 |
| | 2,957 | 1,367 | 3,074 | 1,254 | 46,283 | 44,942 | 15,751 | 9,489 | 125,117 |
| Less: | | | | | | | | | |
| Recoveries | - | - | (2,282) | - | - | - | - | (2,050) | (4,332) |
| Net additions | 2,957 | 1,367 | 792 | 1,254 | 53,426 | 44,942 | 15,751 | 20,239 | 140,728 |
| Balance at March 31, 2004 | $ 1,139,217 | $ 601,364 | $ 110,413 | $ 58,144 | $ 346,811 | $ 171,422 | $ 116,534 | $ 2,660,608 | $ 5,204,513 |

**Qimmiq, Baffin Island Nunavut**

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. A four month exploration program is underway on the project. The project will include a diamond drill program to define the width of the Malrok and Ridge Lake zones. Additional work on the property will include an airborne geophysical survey, ground geophysics, detailed geological mapping and prospecting.

*Qimmiq Exploration Program*

The Company proposes to complete a $2,000,000 exploration program as outlined in the table below.

**Table 1 – Proposed Expenditures for Qimmiq**

| | Proposed | Actual | Variance |
|---|---|---|---|
| Administration | $ 10,000 | $ | $ |
| Drilling | 1,500,000 | | |
| Geochemistry | 100,000 | | |
| Geology | 25,000 | | |
| Geophysics | 330,000 | | |
| Line cutting | 10,000 | | |
| Prospecting & sampling | 25,000 | | |
| | $ 2,000,000 | $ | $ |

**Dewar Lake, Nunavut**

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut.

*Dewar Lake Exploration Program*

The Company proposes to complete a $100,000 exploration program as outlined in the table below.

**Table 2 – Proposed Expenditures for Dewar Lake**

| | Proposed | Actual | Variance |
|---|---|---|---|
| Administration | $ 5,000 | $ | $ |
| Geochemistry | 15,000 | | |
| Geology | 25,000 | | |
| Line cutting | 10,000 | | |
| Prospecting | 45,000 | | |
| | $ 100,000 | $ | $ |

**Bravo Lake, Nunavut**

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. Management plans on testing the 2003 results from the Triangle Lake prospect and the 2369 prospect during the 2004 exploration program. The property will be covered, in part, by an airborne geophysical survey, ground geophysics, detailed geological mapping and prospecting to prioritize targets for drilling either in 2004 or 2005.

*Bravo Lake Exploration Program*

The Company proposes to complete a $200,000 exploration program as outlined in the table below.

**Table 3 – Proposed Expenditures for Bravo Lake**

| | Proposed | Actual | Variance |
|---|---|---|---|
| Administration | $ 5,000 | $ | $ |
| Geochemistry | 20,000 | | |
| Geology | 20,000 | | |
| Geophysics | 100,000 | | |
| Line cutting | 10,000 | | |
| Prospecting | 45,000 | | |
| | $ 200,000 | $ | $ |

**Adlatok 1, Labrador**

The Adlatok 1 project, which adjoins the Company's Sarah Lake property, consists of 100 claims. The Company is the operator and has a 59.5% interest in the project.

*Adlatok 1 Exploration Program*

For 2004, a large loop electromagnetic survey is planned to identify potential nickel targets for drill testing.

**Sally, Labrador**

The Sally project, which adjoins the Company's Sarah Lake property, is 100% owned by the Company and consists of 36 claims. The property lies adjacent to Adlatok 1.

*Sally Exploration Program*

For 2004, a large loop electromagnetic survey is planned to identify potential nickel targets for drill testing.

COMMANDER RESOURCES LTD.

**FORM 51-102F1**

Management's Discussion and Analysis
For the Three Months Ended March 31, 2004

**Results of Operations**

***-Current Quarter Results***

On March 1st, 2004, the Company moved into a new office located at 510 – 510 Burrard Street, Vancouver, BC. The lease agreement is for a six year period expiring on June 30, 2010. The total cost is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company's share of leasehold improvements was $21,499 and the Company's proportionate share of the minimum annual rental payments under this arrangement is approximately $66,000.

Prepaid expense included an $86,625 advance to Suisse Diamond Drilling the drill contractor hired for the Baffin Island project. Subsequent to the period, an additional $63,187 was advanced for an aggregate of $149,812. Under an agreement with Suisse Diamond Drilling, the Company will pay 50% of all invoices issued by Suisse Diamond Drilling for work completed on the Baffin Island Project until the $149,812 plus interest has been repaid in full.

In the prior fiscal year, the Company filed two applications with the Mining Recorder's Office for Prospecting Permits in Nunavut. As part of the application, the Company was required to pay a cash deposit totalling $330,642. During the quarter, the Company received a refund of the deposit less the application fees.

The Company hired Kenneth Leigh as the new President to replace William Coulter. As part of the compensation package, the Company granted Mr. Leigh 700,000 stock options with an exercise price of $0.53 per share. For the current quarter, the vested portion of the stock-based compensation expense was $94,258 which was computed using the Black-Scholes Option pricing method. In addition, the Company promoted Michael Lee from Controller to Chief Financial Officer.

From December 31, 2003, cash and cash equivalents increased to $1,383,520 at March 31, 2004. Operating activities provided $286,907 in cash, largely from the refund of $330,642 in bid deposits. Investing activities used $128,535 in cash of which mineral property acquisition and exploration costs used $127,928. Financing activities provided $1,292,898 in cash, which resulted from the issuance of common shares from the exercise warrants and stock options.

***-Comparison to the Comparative Fiscal Period, the Three Months Ended, March 31, 2003***

The Company received $19,250 (Q1 2003 - $76,565) from it's production interest in the Hammerdown/Rumbullion Gold Deposit. This payment completed the $600,000 production payment from the sale to Richmont Mines Inc. The Company does not anticipate receiving any further production interest from the mine.

General and administrative expense of $413,530 (Q1 2003 - $124,978) represented a $288,552 increase over the comparative fiscal period. The increase was largely due to increased investor relations and promotion, office and miscellaneous salaries and benefits and stock-based compensation expense. The Company's loss for the period before taxes was $400,366 (Q1 2003 - $37,350) and the loss for the period was $367,358 (Q1 2003 - $37,350). An increase in stock-based compensation was the largest contributing factor to the increase in the loss for the period.

Investor relations and promotion expense was $59,751 (Q1 2003 - $17,274) representing a $42,477 increase over 2003. During the quarter, the Company attended the Cordilleran Exploration Roundup in Vancouver, the Vancouver Cambridge House Investment Conference, and the PDA Convention in Toronto. In addition, new corporate brochures were printed at a cost

of $7,995 and a media video/interview segment was commissioned. The estimated cost of the media video is $21,000 of which $10,629 was incurred during the current quarter.

Office and miscellaneous expense of $23,631 (Q1 2003 - $17,239) included costs associated with the Company's move to a new address.

Salaries and benefits expense of $103,202 (Q1 2003 - $50,477) represented a $52,725 increase over 2003. During the period, the Company hired a new President, Kenneth Leigh and William Coulter remained on as Chairman of the Board. In addition, the Company paid the new President a signing bonous to facilitate vacating his former position early.

Stock-based compensation expense of $166,885 (Q1 2003 - $Nil) related to the vesting of stock options granted in 2003 and the vested portion of the 700,000 stock options granted to the new President and 50,000 stock options granted to a consultant. This compensation was a non-cash expense as a result of the new CICA accounting standard adopted in the fourth quarter of fiscal 2003.

Interest income of $8,273 (Q1 2003 - $11,319) reflected interest earned on deposits in the normal course of business. The Company continues to invest its excess cash in redeemable guaranteed investment certificates issued by Chartered Canadian banks.

The Company's future income tax credit of $33,008 (Q1 2003 - $Nil) reflected the renunciation of flow-through expenditures during the quarter. This resulted in reduction of future income taxes payable by $33,008.

During the quarter, the Company did not pay cash dividends to shareholders and does not anticipate paying cash dividends during the balance of fiscal 2004.

**Summary of Quarterly Results**

| For the Quarterly Periods Ending on | | Mar. 31st, 2004 | | Dec. 31st, 2003 |
|---|---|---|---|---|
| Mineral property expenditures, net | $ | 127,928 | $ | 246,353 |
| Total Revenues | $ | 19,478 | $ | 81,360 |
| G&A expense | $ | (413,530) | $ | (332,928) |
| Loss for the period | $ | (367,358) | $ | (2,502,509) |
| Basic and diluted loss per share | $ | (0.02) | $ | (0.14) |

The Company's predominant exploration project on Baffin Island, Nunavut is subject to seasonal conditions and as such the majority of the Company's current exploration expenditures will be incurred during the second and third quarters of 2004.

General and administrative expenses for the two most recent quarters were abnormally high due to the stock-based compensation expense of $166,885 (Q4 2003 - $163,919).

The large fluctuation in loss for the period between the current and previous quarter was due to the Company's consolidation of licences on the Green Bay, Newfoundland Project resulting in a $2,186,952 write down during the December 31, 2004 quarter.

20

**Liquidity**

At March 31, 2004, the Company had $4,172,616 in working capital, which is sufficient to achieve the Company's budgeted exploration programs for fiscal 2004. During the quarter, the Company raised $1,292,898 through the exercise of warrants and stock options. However, the Company may seek additional financing throughout the course of the year if management decides to expand the currently planned exploration budgets and/or property commitments.

**Capital Resources**

In addition to the mineral property commitments disclosed in the 2003 Annual MD&A, the Company entered into an option agreement with Black Bart Prospecting Inc. on the Big Hill property in Newfoundland. To maintain the option agreement in good standing, the Company must spend a minimum of $30,000 by July 31st, 2004. If the Company elects to continue into the second year of the option agreement, the Company must issue 40,000 common shares to Black Bart Prospecting Inc before August 1st, 2004.

In February, 2,388,888 warrants were exercised for $1,206,388. In addition 390,499 stock options were exercised for proceeds of $86,510. See the Subsequent Events section below for a summary of activity after the quarter.

**Off-Balance Sheet Arrangements**

There were no significant changes in Off-Balance Sheet Arrangements from the 2003 Annual MD&A.

**Related Party Transactions**

Included in marketable securities are 1,720,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a former subsidiary of the Company and a company related by a common director, Bernard Kahlert. As part of the Company's 2002 reorganization, the Company granted the President of Diamonds North an option to purchase 70,000 shares of Diamonds North at a price of $0.30 per share for a two-year period, which expired on March 18, 2004. During the quarter, the President of Diamonds North exercised the entire option.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $22,771 owed by those companies for shared administrative expenses.

A Personal Law Corporation owned by Maynard Brown, an officer of the Company, provided legal services to the Company. During the period, the Company paid or accrued legal fees to the related party in the aggregate of $537.

**Critical Accounting Estimates**

There was no significant change in Critical Accounting Estimates from the 2003 Annual MD&A.

**Changes in Accounting Polices**

During the quarter, the Company adopted the CICA EIC 146 "Flow-Through Shares" which defines when a company should recognize the tax effect related to the renounced deductions and requires the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The adoption of the EIC 146 resulted in future income taxes credit of $33,008 along with a corresponding reduction in future income taxes payable by the same amount.

**Financial Instruments**

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. During the quarter, no amount was charged to income. The quoted market value of marketable securities at March 31, 2004 was $2,087,035.

**Subsequent Events**

a) On April 26th, 2004, the Company reported that Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. (Alto ventures") for Cameco's 70% interest in the Project. The Company waived it's right of first refusal under the Joint Venture in consideration for the following:

   - 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share;
   - Alto Ventures shall carry the Company's 30% Joint Venture obligations to a maximum of $150,000; and
   - the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

b) On May 19th, 2004, the Company granted 808,000 stock options to directors, officers, employees and consultants of the Company under its stock option plan. The options are exercisable for five years at $0.56 per share and are subject to the policies of the TSX Venture Exchange.

c) On May 27th, 2004, the Company granted 10,000 stock options to an employee of the Company under its stock option plan. The options are exercisable for five years at $0.62 per share and are subject to the policies of the TSX Venture Exchange.

d) Subsequent to March 31st, 2004, the Company issued 10,000 common shares for proceeds of $4,500 pursuant to the exercise of stock options.

e) As at the Report Date, the Company had 24,433,117 issued common shares outstanding.

## CORPORATE INFORMATION

**HEAD OFFICE**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

**TEL**: (604) 685-5254
**TOLL FREE**: 1-800-667-7866
**FAX**: (604) 685-2814

**Internet Website:**
www.commanderresources.com
**Email:** info@commanderresources.com

**OFFICERS & DIRECTORS**

Kenneth E. Leigh, M.Sc.
*President and Director*

William J. Coulter, B.A.Sc.
*Chairman, Chief Executive Officer and Director*

Bernard H. Kahlert, P.Eng.
*Vice President, Exploration and Director*

Albert F. Reeve, P.Eng.
*Director*

Victor A. Tanaka, P.Geo.
*Director*

Janice Davies
*Corporate Secretary*

Maynard E. Brown, LL.B.
*Assistant Corporate Secretary*

**LISTINGS**

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

**CAPITALIZATION**
(as at March 31, 2004)

Shares Authorized: 100,000,000
Shares Issued: 24,423,117

**REGISTRAR & TRUST AGENT**

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

**AUDITOR**

G. Ross McDonald, C.A.
Suite 1402, 543 Granville Street
Vancouver, British Columbia
V6C 1X8

**LEGAL COUNSEL**

Tupper Jonsson & Yeadon
1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

COMMANDER RESOURCES LTD.

Printed in Canada